Exhibit 99.1

December 19, 2016	1500 University Street, Suite 700
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	February 6, 2017
Record Date for Voting (if applicable) :	February 6, 2017
Beneficial Ownership Determination Date :	February 6, 2017
Meeting Date :	April 4, 2017
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016

Sincerely,

Computershare
Agent for Bank of Montreal